UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/ME 02.429.144/0001-93 - NIRE 35.300.186.133

ANNUAL AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of CPFL Energia S.A. (“Company”) are hereby invited, pursuant to article 124 of Law No. 6,404 of December 15th, 1976 (“Brazilian Corporation Law”), to attend the Annual and Extraordinary General Meeting (“GM”) to be held on April 30th, 2020, at 10:00 a.m., at the Company’s headquarters, located at Jorge de Figueiredo Correa Street, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397 in the City of Campinas, State of São Paulo, to consider and vote on the following agenda:

I - Annual General Meeting:

a.     To acknowledge the managers’ accounts, examine, discuss and vote on the management’s report and the Company’s Financial Statements, accompanied by the Independent Auditor’s Report and the Fiscal Council’s Report referring to the fiscal year ended on December 31st, 2019;

b.    To approve the proposal for allocation of net income for the fiscal year ended on December 31st, 2019 and the distribution of dividends;

c.     To set the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws;

d.    To decide whether candidates for the position of members of the Board of Directors are independent

e.     To elect the members of the Board of Directors;

f.      To elect the members of the Fiscal Council;

            g. To establish the overall compensation to be paid to the Company’s management and the Fiscal Council for the period of May 2020 to April 2021; and

h. To ratify the overall compensation to be paid to the Management Members for the period of May 2019 to April 2020.

II -  Extraordinary General Meeting:

a.     To approve the amendment of the Company’s Bylaws, according to the Management Proposal, to (I) amend items (a), (b) and (c) of article 2 to improve the wording without changing the corporate purpose; (II) amend article 5 to reflect the capital  increase resulting from the exercise of stock options, within the authorized capital limit approved at meetings of the Board of Directors held on June 12th, 2019 and June 27th, 2019; (III) to amend article 6 to reflect the authorized capital after the capital increase resulting from the exercise of stock options, within the authorized capital limit approved at the Board of Directors' meetings held on June 12th, 2019 and June 27th 2019; (IV) amend article 15 so that the number of seats on the Board of Directors is fixed and change the term of office;(V) include items (k) and (l) in article 17 to reflect the corporate governance practices adopted; (VI) to amend paragraphs (i), (m), (n), (k) and (s) of article 17 and paragraphs (i.1), (i.2) and (i.3) of article 21 to update the threshold values, as provided in article 39 of the Bylaws; (VII) amend items (a) to (j) of the sole paragraph of article 18 to adjust the powers of the executive officers; (VIII) exclude item (e) and include item (g) of article 21 to adjust the Executive Board's powers and improve the wording; (IX) include a single paragraph in art. 22 in order to allow remote board meetings to be held; (X) to amend article 23 and its second and third paragraphs to adjust the Company's representation; (XI) inclusion of new paragraphs 3 and 6 to article 26 to include procedures applicable to the Fiscal Council; (XII) inclusion of a single paragraph in article 35 to include a forum for precautionary or urgent measures in the event of arbitration; (XIII) inclusion of article 36 to provide that any right of withdrawal will be at book value; (XIV) amend article 39 to update the reference year of the monetary restatement rule; (XV) adapt the relevant provisions of the Company's Bylaws to the new rules of the Novo Mercado Rules; and (XVI) adjust the defined terms, expressions and wording of certain provisions of the Bylaws, as a result of the changes proposed above and additional improvements suggested; (XVII) reallocating certain provisions of the Bylaws for better organization and reading; and (XVIII) adjust the numbering and cross-references of the articles impacted by the above changes; and

b.    To approve the consolidation of the Company’s Bylaws.

General Information:

1.     In accordance with the requirements of the Brazilian Corporate Law, and unless legally determined otherwise, the Company shall carry out the physical AGOE at its registered office. However, as is known to its shareholders, Brazil and the world are facing a delicate moment with the COVID-19 (novel coronavirus). The measures recommended by the authorities to prevent its spread include avoiding crowd gathering, such as on-site meetings.

2.     According to such recommendations and to reduce the risk of spreading the novel coronavirus, the Company's management recommends that its shareholders exercise their voting rights through the remote voting ballot (“Ballot”) made by the Company in terms of CVM Instruction 481, of December 17, 2009 (“CVM Instruction 481”), avoiding attending personally the AGOE.

  The shareholders who own the common shares issued by the Company may take part in the GM, provided that they are registered in the Register of Book–Entry Shares at depository institution for the shares – Banco do Brasil S.A., and bring the following documents: (i) individuals - identification document with photo; (ii) legal entities - certified copy of the latest Bylaws or consolidated Articles of Association and the corporate documentation granting representation powers (minutes of the election of the executive officers and/or power of attorney), as well as an identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the latest consolidated Bylaws of the Fund and the Bylaws or Articles of Association of its manager, and the corporate documentation granting representation powers (minutes of the election of the executive officers and/or power of attorney), as well as an identification document with photo of the legal representative(s).

4.            Any shareholder may appoint an attorney-in-fact to attend the GM and vote on their behalf. In the event of representation by power of attorney, the following documents must be presented: (i) power of attorney granting special powers for representation at the GM; (ii) Bylaws or Articles of Association and the minutes of the election of the executive offices, in case the shareholder is a legal entity; and (iii) identification document with photo of the attorney in fact.

5.            The Company requests that all powers of attorney granted in Brazil have the signature recognized by the registry office and that all those granted abroad are notarized by a Public Notary duly authorized for this purpose, consularized in a Brazilian consulate or apostilled, translated to Portuguese by a certified translator and registered with the appropriate Registry of Deeds and Documents, according to the legislation currently in force.

6.            Pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, powers of attorney may only be granted to a person who meets at least one of the following requirements: (i) is a shareholder or manager of the Company, (ii) is a lawyer, or (iii) to a financial institution. For shareholders who are legal entities in accordance with the understanding of Collegiate Body of the Brazilian Securities Commission (“CVM”), issued in the meeting held on November 4th, 2014 (CVM Proceeding RJ2014/3578), there is no need for the attorney in fact to be (i) a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution.

7.            In order to expedite the GM proceedings, the Company requests the shareholders to submit their powers of attorney and representation documents up to twenty-four (24) hours prior to the GM, as provided by the main section of article 11 of the Company’s Bylaws. Shareholders who attend the GM with the required documents will be allowed to participate and vote, even if they did not submit said documents in advance.

8.            Pursuant to CVM Ruling 481 the Company has adopted the distance voting system, thus allowing the shareholders to take part in the GM by filling in and handing over the distance voting form to the custodian, to the depository institution or directly to the Company, following the instructions set out in the Management’s Proposal.

9.            Pursuant to CVM Ruling No. 165/91, as amended, the minimum percentage in the voting capital required to request the multiple voting for electing the members of the Board of Directors is five percent (5%), and such right must be exercised by shareholders at least forty-eight (48) hours before the GM, pursuant to article 141, paragraph 1 of the Brazilian Corporation Law.

10.          Pursuant to article 135, paragraph 3 of the Brazilian Corporation Law and in compliance with articles 6 et seq. of CVM Ruling No. 481, all documents pertaining to the matters to be resolved on at the GM are available to shareholders, as of this date, at the Company’s headquarters, on its Investor Relations website (www.cpfl.com.br/ri), and on the websites of CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Campinas, March 31st, 2020.

Bo Wen

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.